News Release TSX-V: PDO 12-6 March 30, 2012

PORTAL RESOURCES TO CHANGE NAME TO GALILEO PETROLEUM LTD. (SYMBOL: GPL) AND COMPLETE SHARE CONSOLIDATION ON APRIL 2, 2012

Portal Resources Ltd. (the “Company”) announces that further to the Company’s news release of March 28, 2012, the TSX Venture Exchange (“TSX-V”) has approved the Company’s share consolidation on the basis of five (5) pre-consolidation common shares for one (1) post-consolidation common share of the Company and the Company’s proposed name change.

Effective as of the opening of markets on Monday, April 2, 2012, the Company will commence trading on the TSX-V on a consolidated basis under the new name, “Galileo Petroleum Ltd.”, and under the new stock symbol, “GPL”.  The post-consolidated common shares of the Company will be assigned a new CUSIP number of 36354R106 (ISIN CA36354R1064).

Shareholders of the Company will be receiving a letter of transmittal from Computershare Investor Services Inc. to enable them to exchange their old share certificates for new share certificates representing the post-consolidated common shares under the Company’s new name.

The Company’s strategic focus is to build production through the identification, acquisition and development of land within traditional hydrocarbon producing areas of the Western Canadian Sedimentary Basin utilizing both conventional and unconventional development methods.  The Company has an interest in five projects covering 35 square miles (11.5 net) or 22,400 acres (7,360 net).  The projects cover the spectrum of light, medium and heavy oil as well as shut in natural gas production capacity.

For additional information please refer to the Company’s website at www.galileopetroleum.ca.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

For further information contact: David Hottman, President & CEO at 403-514-8259  E-mail: info@galileopetroleum.ca

or

Geoffrey Vanderburg, Bryan Mills Iradesso Telephone: 403-503-0144 ext 203  E-mail: galileo@bmir.com